TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES

     We are pleased to report that Mueller had an outstanding third quarter. The Company's earnings increased by 40 percent, compared with the same quarter of 1998.

     Net earnings were $26.3 million, or 66 cents per diluted share, in the third quarter of 1999, compared to $18.8 million, or 47 cents per diluted share, in the same quarter of 1998.

     Mueller shipped 196.0 million pounds of product in the third quarter, generating $287.9 million in net sales. This compares to 150.7 million pounds shipped and $212.7 million in net sales in the comparable period of 1998.

     Mueller's manufacturing operations performed well during the quarter. Copper tube enjoyed excellent results on favorable pricing and good volume. Copper and plastic fittings continue to deliver solid sales and profitability. Brass rod posted good volume and a modest rise in earnings versus the same period last year.

     Despite achieving significant cost reductions, our Europe operations continued to incur losses in the third quarter due to competitive pricing. However, we are optimistic that pricing conditions will improve in the near term.

     The Company has initiated a $10 million capital investment at our Port Huron, Michigan brass rod mill. This investment, which is expected to be completed near the end of 2000, will increase our casting capacity, improve yield and reduce conversion costs.

     In addition, major capital improvements are under way at our Wynne, Arkansas copper tube mill. Our casting facility in Fulton, Mississippi is complete, enabling substantial savings in material costs under the right market conditions.

     On August 30, 1999 Mueller repurchased 500,000 of its common shares. The shares were bought for $29.15 each, slightly below the closing price on the New York Stock Exchange on that date.

     Economic indicators continue to be positive for the U.S. economy and housing industry. This bodes well for our business for the balance of 1999, and into the year 2000.

Sincerely,

/S/HARVEY L. KARP                     /S/WILLIAM D. O'HAGAN
Harvey L. Karp                        William D. O'Hagan
Chairman of the Board                 President and Chief Executive Officer

October 12, 1999

Historical Analysis (1994-1999) of Quarterly
Earnings Before Tax and Earnings Per Share

Mueller's earnings continue to grow. In the third quarter of 1999, our Company earned $38.2 million before tax, compared with $12.0 million for the same quarter of 1994, an increase of 218 percent. Diluted earnings per share have risen 200 percent, from $0.22 per share to $0.66 per share.

[GRAPH]

Third Quarter Diluted Earnings Per Share

     1994             $0.22
     1995              0.30
     1996              0.41
     1997              0.46
     1998              0.47
     1999              0.66


Earnings Before Tax (millions)
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $  6.7       $  9.1       $ 12.0       $ 13.0       $ 40.8
1995               14.7         15.6         17.0         17.2         64.5
1996               19.3         20.1         23.4         25.6         88.4
1997               23.1         23.6         25.8         28.3        100.8
1998               28.5         29.0         26.1         25.7        109.3
1999               31.2         37.4         38.2


Diluted Earnings Per Share
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $ 0.10       $ 0.14       $ 0.22       $ 0.25       $ 0.71
1995               0.27         0.28         0.30         0.32         1.17
1996               0.34         0.36         0.41         0.46         1.57
1997               0.40         0.42         0.46         0.50         1.78
1998               0.49         0.50         0.47         0.45         1.90
1999               0.55         0.64         0.66

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                               For the Quarter Ended
                                    September 25, 1999      September 26, 1998
Net sales                                $   287,880             $   212,746

Cost of goods sold                           216,341                 163,952
Depreciation and amortization                  9,268                   5,650
Selling, general, and
   administrative expense                     23,162                  17,692
                                          ----------              ----------
Operating income                              39,109                  25,452

Interest expense                              (3,078)                 (1,158)
Environmental reserves                             -                       -
Other income, net                              2,143                   1,809
                                          ----------              ----------
Income before taxes                           38,174                  26,103
Income tax expense                           (11,834)                 (7,338)
                                          ----------              ----------

Net income                               $    26,340             $    18,765
                                          ==========              ==========

Earnings per share:

Basic:
Weighted average shares outstanding           35,683                  35,689
                                          ==========              ==========

Basic earnings per share                 $      0.74             $      0.53
                                          ==========              ==========

Diluted:
Weighted average shares outstanding
   plus assumed conversions                   39,814                  39,800
                                          ==========              ==========

Diluted earnings per share               $      0.66             $      0.47
                                          ==========              ==========












MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                              For the Nine Months Ended
                                    September 25, 1999      September 26, 1998
Net sales                                $   869,062             $   665,265

Cost of goods sold                           658,421                 512,927
Depreciation and amortization                 27,606                  16,923
Selling, general, and
   administrative expense                     74,229                  53,946
                                          ----------              ----------
Operating income                             108,806                  81,469

Interest expense                              (9,086)                 (3,701)
Environmental reserves                             -                    (600)
Other income, net                              7,093                   6,513
                                          ----------              ----------
Income before taxes                          106,813                  83,681
Income tax expense                           (33,345)                (25,941)
                                          ----------              ----------

Net income                               $    73,468             $    57,740
                                          ==========              ==========

Earnings per share:

Basic:
Weighted average shares outstanding           35,772                  35,338
                                          ==========              ==========

Basic earnings per share                 $      2.05             $      1.63
                                          ==========              ==========

Diluted:
Weighted average shares outstanding
   plus assumed conversions                   39,751                  39,686
                                          ==========              ==========

Diluted earnings per share               $      1.85             $      1.45
                                          ==========              ==========












MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                    September 25, 1999       December 26, 1998
ASSETS
Cash and cash equivalents                $   156,619             $    80,568
Accounts receivable, net                     170,464                 155,601
Inventories                                  111,807                 134,732
Other current assets                           4,385                  11,423
                                          ----------              ----------
     Total current assets                    443,275                 382,324

Property, plant and equipment, net           375,939                 379,082
Other assets                                 105,608                 113,288
                                          ----------              ----------
                                         $   924,822             $   874,694
                                          ==========              ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt        $    28,705             $    19,980
Accounts payable                              51,795                  46,641
Other current liabilities                     93,302                  75,953
                                          ----------              ----------
     Total current liabilities               173,802                 142,574

Long-term debt                               131,427                 174,569
Other noncurrent liabilities                  61,208                  55,075
                                          ----------              ----------
     Total liabilities                       366,437                 372,218

Minority interest in subsidiaries                354                     354

Stockholders' equity                         558,031                 502,122
                                          ----------              ----------
                                         $   924,822             $   874,694
                                          ==========              ==========















                                     -5-